Exhibit 99.1

Silvercorp Announces Filing of the Updated Mineral Resource Estimate for its Condor Project

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, June 12, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) announces that, further to its news release dated May 12, 2025 (the "Release"), it has filed an updated mineral resource estimate for its Condor gold project (the "Condor Project") titled: "Independent Technical Report for the Condor Project, Ecuador" (the "Technical Report"). The Technical Report is effective February 28, 2025 and was prepared by SRK Consulting (Canada) Inc.

The Technical Report was prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and can be found on the Company's website at www.silvercorpmetals.com and under the Company's profile at www.sedarplus.ca and EDGAR at www.sec.gov/edgar.

There are no material differences in the information in the Technical Report and the information contained in the Release. The Condor Project is not considered to be a material property of the Company at this time and the MRE was prepared and filed by the Company on a voluntary basis.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information

Silvercorp Metals Inc.

Lon Shaver

President

Phone: (604) 669-9397

Toll Free 1(888) 224-1881

Email: investor@silvercorp.ca

Website: www.silvercorpmetals.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/silvercorp-announces-filing-of-the-updated-mineral-resource-estimate-for-its-condor-project-302479963.html

SOURCE Silvercorp Metals Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2025/12/c4836.html

%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 07:30e 12-JUN-25